EXHIBIT 99.1



                MIHL MERGER COMPLETED - NASPERS LISTS ON NASDAQ

CAPE TOWN, SOUTH AFRICA - 23 DECEMBER 2002 - NASPERS LIMITED (JSE : NPN, NASDAQ : NPSN), announced that following the completion of the merger of MIH Limited with MIH (BVI) Limited on December 20, 2002, its American Depositary Shares were listed today on the Nasdaq National Market under the trading symbol "NPSN". Each American Depositary Share represents 10 Class N ordinary shares. Naspers Class N ordinary shares are traded on the JSE Securities Exchange South Africa under the symbol "NPN".

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ABOUT NASPERS:

Naspers is a multinational media company with its principal operations in pay television and internet subscriber platforms, print media, book publishing, private education and technology. Naspers' most significant operations are located in South Africa, where it generates approximately 68% of its revenues, with other significant operations located elsewhere in Africa and in Greece, Cyprus, the Netherlands, China and Thailand. Naspers creates media content, builds brand names around it, and manages the platforms distributing the content. Naspers delivers its content in a variety of forms and through a variety of channels, including television platforms, internet systems, newspapers, magazines and books.

IMPORTANT LEGAL INFORMATION:

This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). Naspers is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Investors will be able to obtain any documents filed by Naspers with the SEC from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090, Fax: (202) 628-9001. E-mail:
publicinfo@sec.gov. Documents filed with or furnished to the SEC by Naspers (other than certain exhibits) are available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa, Telephone No: +27 21 406 2121.

This press release is also available on Naspers' website: www.naspers.com.